Exhibit 99.4

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Release time	Date	28 April 2003

Rio Tinto Quarterly Production Report
For the Quarter Ending 31 March 2003

•
Shipments from Hamersley Iron in the first quarter of 2003 were 35 per cent above the first quarter of last year and 16 per cent above the previous first quarter record set in 2001. Production was five per cent lower than the first quarter of 2002 due to adverse weather conditions. Demand for ore from Robe River’s new West Angelas mine was strong.

•
Aluminium production was six per cent above the first quarter of 2002 as a result of the acquisition of additional equity in the Boyne Island smelter in July 2002. Production of alumina was in line with the first quarter of 2002.

•
Excluding Moura, Narama and Ravensworth East mines which were sold in the first half of 2002, production from the Australian and Indonesian coal mines was five per cent higher than the first quarter of last year. Compared with the last quarter of 2002, production was down seven per cent as it continued to be constrained in line with market demand.

•	Production of US coal was marginally down compared was the same quarter of last year, in line with market demand.

•
Mined copper production was 16 per cent above the first quarter of 2002 reflecting production from the new Laguna Seca concentrator at Escondida. Production from Grasberg was higher than the first quarter of last year but lower than the third and fourth quarters reflecting variations in grade. Refined copper production was eight per cent below the first quarter of last year due to a smelter shut down at Kennecott Utah Copper.

•
Mined gold production was 11 per cent above the first quarter of 2002 as higher grades at Grasberg more than offset lower grades at Kennecott Utah Copper. Compared with the last quarter of 2002 mined gold production was six per cent lower as grades were lower at both these mines.

•	Titanium dioxide feedstock production was twelve per cent below the first quarter of last year as production was curtailed in line with market demand.

•	The new Diavik mine produced its first diamonds in January.

For further information, please contact:

LONDON	MELBOURNE

Media Relations	Media Relations

Lisa Cullimore	Ian Head
+ 44 (0) 20 7753 2305	+ 61 (0) 3 9283 3620
Investor Relations	Investor Relations

Peter Cunningham	Dave Skinner
+ 44 (0) 20 7753 2401	+ 61 (0) 3 9283 3628
Richard Brimelow	Daphne Morros
+ 44 (0) 20 7753 2326	+ 61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD

Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249

REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

RIO TINTO QUARTERLY PRODUCTION	Page 1

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

			QUARTER		FULL YEAR	% CHANGE

Principal Commodities		2002 Q1	2002 Q4	2003 Q1	2002	Q1 03 vs Q4 02	Q1 03 vs Q1 02

Alumina	(’000 t)	492	479	493	1,947	3%	0%
Aluminium	(’000 t)	191.1	208.4	202.7	795.4	-3%	6%
Borates	(’000 t)	130	136	139	528	3%	7%
Coal - Australian and Indonesian	(’000 t)	11,021	11,245	10,474	43,830	-7%	-5%
Coal - US	(’000 t)	25,853	28,063	25,424	105,320	-9%	-2%
Copper - mined	(’000 t)	200.6	243.8	231.9	887.1	-5%	16%
Copper - refined	(’000 t)	104.2	105.1	96.0	416.9	-9%	-8%
Diamonds	(’000 cts)	6,177	9,964	7,156	33,620	-28%	16%
Gold - mined	(’000 ozs)	687	814	765	3,135	-6%	11%
Gold - refined	(’000 ozs)	127	105	96	488	-9%	-24%
Iron ore	(’000 t)	22,507	22,757	23,167	90,951	2%	3%
Titanium dioxide feedstock	(’000 t)	328	319	290	1,274	-9%	-12%

Other Metals & Minerals

Bauxite	(’000 t)	2,881	3,000	2,958	11,724	-1%	3%
Lead - mined	(’000 t)	8.4	9.8	10.0	40.4	2%	19%
Molybdenum	(’000 t)	1.7	1.4	1.2	6.1	-14%	-27%
Nickel in matte	(tonnes)	2,063	2,410	2,619	6,273	9%	27%
Nickel - refined	(tonnes)	943	829	604	3,594	-27%	-36%
Salt	(’000 t)	1,103	1,255	970	4,667	-23%	-12%
Silver - mined	(’000 ozs)	4,192	4,269	3,960	17,207	-7%	-6%
Silver - refined	(’000 ozs)	790	965	975	4,037	1%	23%
Talc	(’000 t)	322	318	358	1,327	13%	11%
Tin	(tonnes)	123	11	—	169	-100%	-100%
Uranium	(tonnes)	1,160	1,311	873	4,955	-33%	-25%
Zinc - mined	(’000 t)	22.5	24.8	26.8	94.7	8%	19%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

RIO TINTO QUARTERLY PRODUCTION	Page 2

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RIO TINTO SHARE OF PRODUCTION

								FULL
			1Q	2Q	3Q	4Q	1Q	YEAR
	Interest		2002	2002	2002	2002	2003	2002

ALUMINA
Production (’000 tonnes)
Eurallumina	56%		141	139	145	142	139	567
Queensland Alumina	39%		352	350	342	337	354	1,380

Rio Tinto total alumina production			492	489	487	479	493	1,947

ALUMINIUM
Refined production (’000 tonnes)
Anglesey	51%		18.2	17.2	17.6	18.1	18.3	71.1
Bell Bay	100%		40.3	39.9	41.6	42.1	40.7	163.9
Boyne Island (a)	59%		67.0	71.0	77.3	79.4	77.7	294.6
Tiwai Point	79%		65.6	65.9	65.6	68.8	66.1	265.9

Rio Tinto total aluminium production			191.1	193.9	202.0	208.4	202.7	795.4

BAUXITE
Production (’000 tonnes)
Boké	4%		122	121	121	118	58	482
Weipa	100%		2,759	2,738	2,863	2,882	2,901	11,241

Rio Tinto total bauxite production			2,881	2,859	2,984	3,000	2,958	11,724

BORATES
Borates (’000 tonnes B2O3 content)
Rio Tinto total borate production	100%		130	130	132	136	139	528

COAL		Coal
Australian coal operations (’000 tonnes)		type
Coal & Allied Industries (b)
Bengalla	30%	S	275	493	359	459	393	1,587
Hunter Valley Operations	76%	S	1,419	1,831	1,791	1,716	1,789	6,756
	76%	M	767	659	465	640	606	2,531
Mount Thorley Operations	61%	S	362	340	363	386	309	1,451
	61%	M	327	295	229	221	216	1,073
Moura (c)	0%	S	268	139	—	—	—	407
	0%	M	323	230	—	—	—	552
Narama (c)	0%	S	135	—	—	—	—	135
Ravensworth East (c)	0%	S	281	—	—	—	—	281
Warkworth	42%	S	647	570	582	787	688	2,586
	42%	M	72	75	66	18	47	231
Pacific Coal:
Blair Athol Coal	71%	S	2,130	1,846	2,407	2,030	2,237	8,412
Kestrel Coal	80%	S	259	322	274	494	285	1,348
	80%	M	505	501	383	536	366	1,925
Tarong Coal	100%	S	1,314	1,422	1,254	1,695	1,451	5,685

Total Australian coal			9,083	8,724	8,172	8,981	8,386	34,960

Indonesian coal operations (’000 tonnes)
Kaltim Prima Coal (d)	50%	S	1,938	2,128	2,540	2,264	2,088	8,870
US coal operations (’000 tonnes)
Kennecott Energy
Antelope	100%	S	5,335	6,075	6,452	6,457	6,233	24,319
Colowyo (e)	100%	S	1,177	1,309	1,229	1,174	1,110	4,889
Cordero Rojo	100%	S	9,100	8,990	7,474	9,160	8,187	34,724
Decker	50%	S	1,072	1,046	1,196	1,198	679	4,511
Jacobs Ranch	100%	S	6,869	6,593	7,315	8,007	7,402	28,784
Spring Creek	100%	S	2,300	2,007	1,719	2,067	1,814	8,093

Total US coal			25,853	26,020	25,385	28,063	25,424	105,320

Rio Tinto total coal production			36,874	36,872	36,097	39,307	35,899	149,149

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coal.
See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 3

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
		1Q	2Q	3Q	4Q	1Q	YEAR
	Interest	2002	2002	2002	2002	2003	2002

COPPER
Mine production (’000 tonnes)
Alumbrera (f)	0%	12.8	12.8	11.5	13.9	8.7	50.9
Bingham Canyon	100%	62.5	64.3	64.4	69.0	64.8	260.2
Escondida	30%	48.7	61.0	47.9	68.7	75.3	226.3
Grasberg - FCX (g)	15%	21.0	26.4	30.0	30.1	27.3	107.5
Grasberg - Joint Venture (g)	40%	28.4	39.1	39.6	40.9	33.7	148.0
Neves Corvo	49%	9.0	10.8	8.5	9.5	11.0	37.8
Northparkes	80%	9.5	8.4	6.7	6.1	5.7	30.7
Palabora	49%	8.6	5.5	6.0	5.6	5.5	25.7

Rio Tinto total mine production		200.6	228.3	214.4	243.8	231.9	887.1

Refined production (’000 tonnes)
Atlantic Copper (g)	17%	10.3	10.5	10.2	10.5	10.1	41.5
Escondida	30%	11.0	11.3	9.3	10.0	10.7	41.6
Kennecott Utah Copper	100%	74.9	76.1	68.1	74.6	67.4	293.7
Palabora	49%	8.0	10.8	11.3	10.0	7.8	40.2

Rio Tinto total refined production		104.2	108.7	99.0	105.1	96.0	416.9

DIAMONDS
Production (’000 carats)
Argyle (h)	100%	6,143	8,411	9,013	9,936	6,909	33,503
Diavik	60%	—	—	—	—	247	—
Merlin	100%	34	22	33	28	—	117

Rio Tinto total diamond production		6,177	8,433	9,046	9,964	7,156	33,620

GOLD
Mine production (’000 ounces)
Alumbrera (f)	0%	51	49	40	48	31	188
Barneys Canyon	100%	27	22	16	10	9	75
Bingham Canyon	100%	125	95	103	89	67	412
Cortez/Pipeline	40%	111	118	101	102	127	433
Escondida	30%	8	12	7	11	11	38
Grasberg - FCX (g)	15%	52	69	131	103	89	355
Grasberg - Joint Venture (g)	40%	86	141	208	227	163	662
Greens Creek	70%	17	20	18	18	16	72
Kelian	90%	103	115	158	109	166	485
Lihir	16%	24	25	22	27	21	99
Morro do Ouro	51%	28	30	30	27	25	115
Northparkes	80%	9	8	9	7	8	33
Peak (f)	0%	27	20	30	20	20	97
Rawhide	51%	12	11	9	10	7	42
Rio Tinto Zimbabwe	56%	6	6	5	4	3	21
Others	—	2	2	2	2	1	8

Rio Tinto total mine production		687	745	890	814	765	3,135

Refined production (’000 ounces)
Kennecott Utah Copper	100%	127	133	123	105	96	488

IRON ORE
Production (’000 tonnes)
Channar	60%	1,517	1,446	1,454	1,940	1,699	6,356
Corumbá	100%	104	201	282	271	221	858
Hamersley	100%	14,653	14,078	15,711	13,121	13,616	57,563
Iron Ore Company of Canada (i) (j)	59%	1,815	2,189	1,296	1,868	1,816	7,168
Robe River	53%	4,418	3,686	5,345	5,558	5,815	19,006

Rio Tinto total mine production		22,507	21,600	24,087	22,757	23,167	90,951

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 4

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
		1Q	2Q	3Q	4Q	1Q	YEAR
	Interest	2002	2002	2002	2002	2003	2002

LEAD
Mine production (’000 tonnes)
Greens Creek	70%	3.7	4.6	3.5	3.8	3.8	15.7
Zinkgruvan	100%	4.7	4.9	9.2	6.0	6.2	24.7

Rio Tinto total mine production		8.4	9.5	12.7	9.8	10.0	40.4

MOLYBDENUM
Mine production (’000 tonnes)
Bingham Canyon	100%	1.7	1.3	1.7	1.4	1.2	6.1

NICKEL
Nickel in matte (tonnes)
Fortaleza	100%	2,063	1,290	510	2,410	2,619	6,273
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress	56%	943	835	987	829	604	3,594

SALT
Production (’000 tonnes)
Dampier Salt	65%	1,103	1,085	1,223	1,255	970	4,667

SILVER
Mine production (’000 ounces)
Bingham Canyon	100%	1,032	924	866	841	762	3,663
Escondida	30%	209	244	182	259	315	894
Grasberg - FCX (g)	15%	151	201	233	219	236	804
Grasberg - Joint Venture (g)	40%	115	193	264	470	111	1,043
Greens Creek	70%	1,960	2,029	1,955	1,724	1,750	7,668
Zinkgruvan	100%	324	302	545	383	363	1,554
Others	—	401	425	383	372	422	1,582

Rio Tinto total mine production		4,192	4,318	4,427	4,269	3,960	17,207

Refined production (’000 ounces)
Kennecott Utah Copper	100%	790	1,104	1,178	965	975	4,037

TALC
Production (’000 tonnes)
Luzenac Group	99.9%	322	346	341	318	358	1,327

TIN
Mine production (tonnes)
Neves Corvo	49%	123	36	—	11	—	169

TITANIUM DIOXIDE FEEDSTOCK
Production (’000 tonnes)
Rio Tinto Iron & Titanium	100%	328	318	309	319	290	1,274

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	650	668	773	977	859	3,068
Rössing	69%	510	463	580	335	14	1,887

Rio Tinto total uranium production		1,160	1,131	1,353	1,311	873	4,955

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.

See footnotes on page 6.

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
		1Q	2Q	3Q	4Q	1Q	YEAR
	Interest	2002	2002	2002	2002	2003	2002

ZINC
Mine production (’000 tonnes)
Greens Creek	70%	11.4	12.4	11.1	11.9	12.1	46.7
Zinkgruvan	100%	11.1	10.4	13.6	12.9	14.7	48.0

Rio Tinto total mine production		22.5	22.8	24.7	24.8	26.8	94.7

(a)	Comalco acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(b)	Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(c)	On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth.Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(d)	Rio Tinto has a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share.
(e)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(f)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the dates of sale.
(g)	Through its interest in Freeport-McMoRan-Copper & Gold (FCX), Rio Tinto had, as of 31 March 2003, a 14.9% share in the Grasberg mine and a 16.5% share in Atlantic Copper. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of the expansion of the Grasberg facilities in 1998.
(h)	Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(i)	Rio Tinto owns 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(j)	Rio Tinto increased its shareholding in Iron Ore Company of Canada from 56.1% to 58.7% on 20 December 2002.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

RIO TINTO QUARTERLY PRODUCTION	Page 6

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OPERATIONAL DATA

	1Q 2002	2Q 2002	3Q 2002	4Q 2002	1Q 2003	FULL YEAR 2002

ALUMINIUM

Anglesey Aluminium
Total production at the Anglesey Aluminium smelter (Rio Tinto 51%) in the UK.
(100% basis)
Aluminium hot metal production (’000 tonnes)	35.7	33.7	34.4	35.6	35.8	139.3

Comalco

Total production at Comalco operations: Weipa (Rio Tinto 100%) in Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Italy; Queensland Alumina (Rio Tinto 38.6%) in Australia; Bell Bay (Rio Tinto 100%) in Australia; Boyne Island (Rio Tinto 59.4% (a)) in Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)
Weipa mine, Queensland
Beneficiated bauxite production (’000 tonnes)	2,759	2,738	2,863	2,882	2,901	11,241
Metal grade bauxite shipments (’000 tonnes)	2,730	2,783	2,737	2,882	2,778	11,132
Calcined bauxite production (’000 tonnes)	49	41	22	30	41	142
Boké mine
Bauxite production (’000 tonnes)	2,857	2,884	3,176	3,113	2,365	12,030
Eurallumina refinery, Sardinia
Alumina production (’000 tonnes)	251	248	259	253	248	1,010
Queensland Alumina refinery, Queensland
Alumina production (’000 tonnes)	911	906	884	873	916	3,574
Bell Bay smelter, Tasmania
Primary aluminium production (’000 tonnes)	40.3	39.9	41.6	42.1	40.7	163.9
Boyne Island smelter, Queensland (a)
Primary aluminium production (’000 tonnes)	125.1	130.2	133.1	131.8	129.7	520.2
Tiwai Point smelter
Primary aluminium production (’000 tonnes)	82.4	82.5	84.3	84.7	83.3	333.9

Sales of aluminium attributable to Comalco (’000 tonnes)	177.4	178.9	174.4	187.7	180.0	718.4

(a) Comalco acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.

First quarter production at Queensland Alumina was higher than in previous quarters reflecting the unexpected power outages and unscheduled maintenance which impaired 2002 production.

Aluminium sales in the first quarter of 2003 were lower than in the fourth quarter of 2002 due to a build-up of in-transit metal and deferral of some sales to the second quarter. Production at all smelters was higher compared to the equivalent quarter in 2002. In response to higher spot power prices in New Zealand, Tiwai Point announced in March 2003 that it was reducing production by about 10%.

BORATES
Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)
Borates (’000 tonnes) (a)	130	130	132	136	139	528

(a) Production is expressed as B2O3 content.

Production in the first quarter of 2003 was marginally higher than in the equivalent period of 2002.

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OPERATIONAL DATA

	1Q 2002	2Q 2002	3Q 2002	4Q 2002	1Q 2003	FULL YEAR 2002

COAL

Coal & Allied Industries Limited (a)

Total production and sales from the mines operated by Coal & Allied Industries in Australia: Bengalla (Rio Tinto 30%); Hunter Valley Operations (Rio Tinto 76%); Mount Thorley Operations (Rio Tinto 61%); and Warkworth (Rio Tinto 42%), all in New South Wales.

(100% basis)
Bengalla mine
Thermal coal production (’000 tonnes)	944	1,696	1,228	1,517	1,298	5,385
Hunter Valley Operations
Thermal coal production (’000 tonnes)	1,951	2,518	2,448	2,266	2,363	9,183
Semi-soft coking coal production (’000 tonnes)	1,055	907	636	845	800	3,442
Mount Thorley Operations
Thermal coal production (’000 tonnes)	623	584	621	637	510	2,465
Semi-soft coking coal production (’000 tonnes)	562	508	392	365	356	1,827
Moura mine (b)
Thermal coal production (’000 tonnes)	670	348	—	—	—	1,018
Semi-soft coking coal production (’000 tonnes)	577	377	—	—	—	954
Coking coal production (’000 tonnes)	230	197	—	—	—	427
Narama mine (b)					—
Thermal coal production (’000 tonnes)	370	—	—	—	—	370
Ravensworth East mine (b)					—
Thermal coal production (’000 tonnes)	387	—	—	—	—	387
Warkworth mine
Thermal coal production (’000 tonnes)	1,602	1,411	1,430	1,871	1,634	6,314
Semi-soft coking coal production (’000 tonnes)	178	186	162	42	112	568
Total Coal & Allied Industries

Total coal production (’000 tonnes)	9,149	8,732	6,915	7,544	7,074	32,340

Total sales (’000 tonnes) (c)	8,786	8,425	6,851	7,486	7,174	31,549

(a) Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(b) The sale of Coal & Allied's share of Narama and Ravensworth was completed on 14 March 2002. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(c) Sales relate only to coal mined by the operations and exclude traded coal.

Coal production continues to be managed in line with market demand. Shipments were affected by constraints through the Port of Newcastle.

Kaltim Prima Coal

Total production and shipments from the Kaltim Prima Coalmine (Rio Tinto 50%) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (d) on page 6).

(100% basis)
Thermal coal:
Production (’000 tonnes)	3,877	4,256	5,080	4,527	4,177	17,740
Shipments (’000 tonnes)	3,859	3,546	4,871	4,911	4,522	17,187

RIO TINTO QUARTERLY PRODUCTION	Page 8

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COAL (continued)

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (e) on page 6); Cordero Rojo (Rio Tinto 100%) in Wyoming; Decker (Rio Tinto 50%) in Montana; Jacobs Ranch (Rio Tinto 100%) in Wyoming and Spring Creek (Rio Tinto 100%) in Montana.

(100% basis)
Antelope mine
Thermal coal production (’000 tonnes)	5,335	6,075	6,452	6,457	6,233	24,319
Colowyo mine
Thermal coal production (’000 tonnes)	1,177	1,309	1,229	1,174	1,110	4,889
Cordero Rojo mine
Thermal coal production (’000 tonnes)	9,100	8,990	7,474	9,160	8,187	34,724
Decker mine
Thermal coal production (’000 tonnes)	2,143	2,092	2,391	2,395	1,357	9,021
Jacobs Ranch mine
Thermal coal production (’000 tonnes)	6,869	6,593	7,315	8,007	7,402	28,784
Spring Creek mine
Thermal coal production (’000 tonnes)	2,300	2,007	1,719	2,067	1,814	8,093
Total Kennecott Energy

Total coal production (’000 tonnes)	26,924	27,066	26,580	29,260	26,103	109,830

Production was marginally lower than in the first quarter of 2002, in line with market demand. Production at Cordero Rojo was adversely affected by the flow-on effects of pit wall instability in 2002.

Pacific Coal

Total production and sales from the mines operated by Pacific Coal in Queensland, Australia: Blair Athol Coal (Rio Tinto 71.2%), Kestrel Coal (Rio Tinto 80%) and Tarong Coal (Rio Tinto 100%).

(100% basis)
Blair Athol Coal mine
Thermal coal:
Production (’000 tonnes)	2,990	2,591	3,379	2,849	3,140	11,809
Sales (’000 tonnes)	3,549	2,429	3,413	2,913	3,237	12,304
Kestrel Coal mine
Thermal coal:
Production (’000 tonnes)	323	403	342	617	356	1,685
Sales (’000 tonnes)	100	169	101	135	404	505
Coking coal:
Production (’000 tonnes)	631	626	479	670	458	2,406
Sales (’000 tonnes)	298	456	330	394	122	1,478
Semi-hard coking coal:(a)
Sales (’000 tonnes)	196	485	567	380	449	1,628
Tarong Coal mine
Thermal coal:
Production (’000 tonnes)	1,314	1,422	1,254	1,695	1,451	5,685
Sales (’000 tonnes)	1,242	1,273	1,404	1,503	1,635	5,422
Total Pacific Coal

Total coal production (’000 tonnes)	5,258	5,042	5,453	5,831	5,405	21,585

(a) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Higher Blair Athol sales for the first quarter of 2003 compared with the fourth quarter of 2002 were the result of shipments rolling over from 2002 to 2003. Kestrel production for the first quarter of 2003 compared with the fourth quarter of 2002 was lower due to a longwall changeover and associated commissioning. Tarong sales were higher in the first quarter of 2003 compared with the fourth quarter of 2002 due to increased deliveries to the new Tarong North power station.

RIO TINTO QUARTERLY PRODUCTION	Page 9

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COPPER & GOLD

Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 0% (a)) in Argentina.

(100% basis)
Ore treated (’000 tonnes)	7,145	7,676	8,033	8,704	7,053	31,558
Average ore grades:
Copper (%)	0.76	0.75	0.62	0.69	0.54	0.70
Gold (g/t)	1.11	1.02	0.78	0.85	0.69	0.93

Concentrates produced (’000 tonnes)	183.4	187.4	168.0	204.7	130.9	743.5

Copper in concentrates:
Production (’000 tonnes)	51.0	51.2	45.9	55.6	34.9	203.7
Sales (’000 tonnes)	50.9	49.0	41.1	53.0	37.0	194.0

Production of gold in concentrates (’000 ounces)	188	183	148	176	108	694
Production of gold in doré (’000 ounces)	15	15	13	17	16	60
Total gold sales (’000 ounces)	202	191	148	187	132	729

(a) Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

(100% basis)
Sulphide ore treated (’000 tonnes)	10,452	11,312	10,141	14,631	16,744	46,536
Average copper grade (%)	1.53	1.74	1.45	1.59	1.49	1.58
Mill production (metals in concentrates):
Contained copper (’000 tonnes)	134.9	170.3	125.6	191.8	213.5	622.6
Contained gold (’000 ounces)	27	41	23	35	37	126
Contained silver (’000 ounces)	698	813	606	864	1,050	2,981

Oxide ore treated (’000 tonnes)	3,054	3,240	3,316	3,164	3,408	12,774
Average copper grade (%)	0.91	1.02	1.03	1.18	1.10	1.04
Contained copper in leachate/mined material (’000 tonnes)	28	33	34	37	37	132

Refined production:
Oxide plant production (’000 tonnes)	36.8	37.5	31.1	33.3	35.5	138.7

Escondida mill production for the first quarter of 2003 reflected the start of the new Laguna Seca concentrator in the fourth quarter of 2002. Lower ore grades during the quarter were in line with the previously announced plan to constrain copper production at Escondida.

RIO TINTO QUARTERLY PRODUCTION	Page 10

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COPPER & GOLD (continued)

Freeport-McMoRan Copper & Gold

Total production and sales at Grasberg (Rio Tinto 14.9%(a)) in Papua, Indonesia, and Atlantic Copper (Rio Tinto 16.5%) in Spain.

(100% basis)
Grasberg mine
Ore treated (’000 tonnes)	21,979	21,806	20,220	21,996	21,438	86,001
Average mill head grades:
Copper (%)	0.90	1.14	1.31	1.23	1.15	1.14
Gold (g/t)	0.73	0.98	1.85	1.44	1.26	1.24
Silver (g/t)	2.76	3.63	4.01	4.05	3.88	3.60
Production of metals in concentrates:
Copper in concentrates (’000 tonnes)	167.9	215.1	239.8	241.6	216.5	864.4
Gold in concentrates (’000 ounces)	432	599	1,086	913	760	3,030
Silver in concentrates (’000 ounces)	1,120	1,532	1,822	1,928	1,692	6,402

Sales of payable metals in concentrates: (b)
Copper in concentrates (’000 tonnes)	161.7	194.2	242.6	234.6	210.7	833.2
Gold in concentrates (’000 ounces)	420	516	1,096	902	742	2,934
Silver in concentrates (’000 ounces)	863	1,090	1,476	1,487	1,315	4,916

(a) See note (g) on page 6 for details of Rio Tinto's 14.9% interest in Grasberg and 40% interest in the expansion.
(b) Net of smelter deductions.

In the first quarter of 2003, copper and gold production and sales declined compared with the fourth quarter of 2002 because of lower average mill head grades. However, when compared with the first quarter of 2002, copper and gold production and sales for the first quarter of 2003 were much improved because of higher average mill head grades.

Atlantic Copper smelter
Concentrates and scrap smelted (’000 tonnes)	258.3	242.5	258.2	257.7	242.10	1,016.7
Copper anodes produced (’000 tonnes) (c)	77.2	69.0	74.6	77.2	72.40	298.0
Copper cathodes produced (’000 tonnes)	61.8	63.6	61.5	63.5	61.20	250.5
Copper cathode sales (’000 tonnes) (d)	61.6	63.7	62.2	65.0	62.90	252.4

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining

Total production and sales at the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)
Ore treated (’000 tonnes)	1,716	1,857	1,787	1,953	1,844	7,313
Average ore grades:
Gold (g/t)	2.62	2.71	3.83	2.66	3.71	2.95
Silver (g/t)	4.92	5.09	5.92	4.55	5.83	5.11
Production:
Gold (’000 ounces)	114	128	176	121	184	539
Silver (’000 ounces)	88	89	96	75	112	348
Sales:
Gold (’000 ounces)	109	125	154	154	150	542
Silver (’000 ounces)	—	256	129	115	154	500

Ore treated during the first quarter of 2003 was marginally below the previous quarter due to processing of higher grade but harder ex-pit ore which slowed throughput. The higher grade ore resulted in increased gold production. Silver sales were above previous quarters due to the sale of accumulated stock. Mining will cease in 2003 but processing will continue into 2004.

RIO TINTO QUARTERLY PRODUCTION	Page 11

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COPPER & GOLD (continued)

Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)
Cortez/Pipeline mine
Ore treated
Milled (’000 tonnes)	825	837	873	868	919	3,403
Leached (’000 tonnes)	3,804	2,339	1,770	2,924	2,538	10,837
Sold for roasting (’000 tonnes)	102	96	13	82	140	293
Average ore grade: gold
Milled (g/t)	8.29	8.19	7.17	6.14	8.92	7.43
Leached (g/t)	1.10	0.99	0.98	1.00	1.09	1.03
Sold for roasting (g/t)	8.50	8.77	7.96	8.66	7.83	8.61
Gold produced (’000 ounces)	278	296	252	256	317	1,082

Production in the first quarter increased as mill throughput and grade increased during the first quarter of 2003.

Greens Creek mine
Ore treated (’000 tonnes)	160	167	168	170	171	665
Average ore grades:
Gold (g/t)	6.51	7.57	6.93	6.81	6.31	6.96
Silver (g/t)	722	688	701	595	604	676
Zinc (%)	12.5	13.3	11.8	12.4	12.9	12.5
Lead (%)	4.7	5.3	4.4	4.4	4.6	4.7
Metals produced in concentrates:
Gold (’000 ounces)	24	29	25	25	23	103
Silver (’000 ounces)	2,789	2,887	2,782	2,454	2,491	10,912
Zinc (’000 tonnes)	16.2	17.6	15.8	16.9	17.3	66.5
Lead (’000 tonnes)	5.3	6.6	5.0	5.4	5.3	22.3

Silver grades which were 16% below the first quarter of 2002 reflect mine sequencing.

Rawhide mine
Ore treated (’000 tonnes)	1,407	1,313	1,330	1,335	1,230	5,385
Average ore grades:
Gold (g/t)	1.03	1.11	1.01	0.69	0.51	0.96
Silver (g/t)	14.2	14.8	14.4	13.3	9.4	14.2
Metals produced in doré:
Gold (’000 ounces)	23	22	18	19	14	82
Silver (’000 ounces)	193	212	149	134	127	688

Mining operations ceased in October 2002. Processing of stockpiled ores will be completed in May 2003, but gold will continue to be recovered from the leach pads.

RIO TINTO QUARTERLY PRODUCTION	Page 12

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COPPER & GOLD (continued)
Kennecott Utah Copper

Total production at Barneys Canyon, Bingham Canyon, and the Kennecott smelter and refinery (all Rio Tinto 100%) in Utah, US.

Barneys Canyon mine
Ore treated (’000 tonnes)	102	—	—	—	—	102
Average ore grade: gold (g/t)	1.17	—	—	—	—	1.17
Gold produced in doré and concentrates (’000 ounces)	27	22	16	10	9	75

Gold production in the first quarter of 2003 was lower than in the first quarter of 2002 because mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine
Ore treated (’000 tonnes)	9,999	9,840	10,256	10,625	10,929	40,720
Average ore grade:
Copper (%)	0.69	0.70	0.67	0.71	0.68	0.69
Gold (g/t)	0.57	0.41	0.43	0.36	0.28	0.44
Silver (g/t)	3.93	3.50	3.22	3.02	2.99	3.42
Molybdenum (%)	0.039	0.034	0.037	0.026	0.022	0.034
Copper concentrates produced (’000 tonnes)	219	251	243	279	282	992
Average concentrate grade (% Cu)	28.5	25.5	26.5	24.6	22.9	26.2
Production of metals in copper concentrates:
Copper (’000 tonnes) (a)	62.5	64.3	64.4	69.0	64.8	260.2
Gold (’000 ounces)	125	95	103	89	67	412
Silver (’000 ounces)	1,032	924	866	841	762	3,663
Molybdenum concentrates produced (’000 tonnes):	3.0	2.5	3.1	2.6	2.2	11.2
Molybdenum in concentrates (’000 tonnes)	1.7	1.3	1.7	1.4	1.2	6.1
Kennecott smelter & refinery
Copper concentrates smelted (’000 tonnes)	258	279	259	300	231	1,096
Copper anodes produced (’000 tonnes) (b)	76.7	74.6	63.4	79.0	53.7	293.7
Production of refined metal:
Copper (’000 tonnes)	74.9	76.1	68.1	74.6	67.4	293.7
Gold (’000 ounces) (c)	127	133	123	105	96	488
Silver (’000 ounces) (c)	790	1,104	1,178	965	975	4,037

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) Includes gold and silver in intermediate products.

As previously announced, by-product grades at Bingham Canyon will be significantly lower in 2003. The decrease in by-product grades that started in the fourth quarter of 2002 continued in this quarter.

Copper concentrates smelted in the first quarter of 2003 were lower than in the fourth quarter of 2002 because of lower copper to sulphur ratios in the concentrates and a failure in the final absorption tower of the acid plant on 19 March, which resulted in a smelter shutdown. The smelter recommenced operating in the second week of April.

Lihir Gold

Total production at the Lihir mine (Rio Tinto 16.3%) in Papua New Guinea.

(100% basis)
Ore treated (’000 tonnes)	905	968	891	1,063	933	3,828
Average ore grade: gold (g/t)	5.50	5.64	5.25	5.44	4.92	5.46
Gold produced (’000 ounces) (a)	148	154	138	168	131	607

(a) Gold production represents quantity of gold poured.

Ore treated and gold production reflect the total plant shutdown for 10 days in February for maintenance of the crusher, oxygen plant and thickener. Lower grade than in previous quarters further affected gold production.

RIO TINTO QUARTERLY PRODUCTION	Page 13

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COPPER & GOLD (continued)

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

(100% basis)
Sulphide ore treated (’000 tonnes)	1,397	1,399	1,237	1,331	1,306	5,364
Average ore grades:
Copper (%)	1.00	0.91	0.81	0.69	0.67	0.86
Gold (g/t)	0.34	0.34	0.41	0.31	0.31	0.35

Copper concentrates produced (’000 tonnes)	30.2	29.9	23.0	20.1	20.1	103.2

Contained copper in concentrates:
Saleable production (’000 tonnes)	11.9	10.5	8.4	7.6	7.1	38.4
Sales (’000 tonnes) (a)	10.4	8.9	5.9	4.7	8.0	29.9

Contained gold in concentrates:
Saleable production (’000 ounces)	11.3	10.1	11.0	8.4	9.5	40.8
Sales (’000 ounces) (a)	10.4	7.7	6.6	6.0	13.4	30.7

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Copper production continues to decline, reflecting lower realised head grades from the near exhausted E26 Lift 1 orebody. This trend will continue until E26 Lift 2 commences production in 2004 and reaches its full potential in 2005. Gold production in the first quarter of 2003 was up compared with the fourth quarter of 2002 due to improved recoveries.

Palabora

Total production at Palabora (Rio Tinto 49.2%) in South Africa.

(100% basis)
Palabora mine
Ore treated (’000 tonnes)	2,558	2,005	2,722	2,648	2,453	9,933
Average ore grade: copper (%)	0.77	0.66	0.54	0.56	0.59	0.63
Copper concentrates produced (’000 tonnes)	55.8	35.9	40.5	35.7	35.3	167.9
Average concentrate grade: copper (%)	31.4	31.2	29.9	31.9	31.5	31.1
Copper in concentrates (’000 tonnes)	17.5	11.2	12.1	11.4	11.1	52.2
Palabora smelter/refinery
New concentrate smelted on site (’000 tonnes)	65.7	64.5	68.7	59.7	57.5	258.6
New copper anodes produced (’000 tonnes) (a)	17.8	23.1	22.5	18.9	15.8	82.3
Refined new copper produced (’000 tonnes)	16.2	22.0	23.0	20.4	15.9	81.6
By-products:
Magnetite concentrate (’000 tonnes)	51	49	31	40	44	172
Refined nickel sulphate (tonnes)	73	88	67	85	61	314
Vermiculite plant
Vermiculite produced (’000 tonnes)	44.0	57.1	62.5	59.8	51.2	223.5

(a) Contained copper in anodes; anode production includes a small amount produced from purchased material.

Concentrate production was restricted by the lack of ore from the underground mine which remains constrained by the inability to clear efficiently drawpoints that have been blocked with poorly fragmented, large rocks. The shortfall in concentrate was partially supplemented by the processing of smelter secondaries, low grade concentrate stocks and imported concentrate.

Refined copper production was in line with the lower smelter throughput.

RIO TINTO QUARTERLY PRODUCTION	Page 14

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COPPER & GOLD (continued)

Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 0% (a)) in New South Wales, Australia.

Ore treated (’000 tonnes)	157	151	159	144	144	610
Average ore grades:
Gold (g/t)	5.81	4.74	6.33	5.13	5.23	5.52
Silver (g/t)	3.16	3.16	2.79	3.09	3.16	3.05
Copper (%)	0.44	0.28	0.21	0.21	0.13	0.29
Lead (%)	0.29	0.21	0.22	0.15	0.11	0.22
Zinc (%)	0.42	0.19	0.35	0.13	0.00	0.28
Bullion produced (’000 ounces)	27	23	32	23	23	105
Containing:
Gold (’000 ounces)	25	18	29	20	20	92
Silver (’000 ounces)	2	3	5	3	3	12
Gold recovered in concentrates (’000 ounces)	2	2	1	0	—	5

Total gold production (’000 ounces)	27	20	30	20	20	97

Bullion sales (fine gold) (’000 ounces)	27	18	26	22	20	93
Copper in concentrate (’000 tonnes):
Production	0.2	0.1	0.0	0.0	—	0.4
Sales	—	—	0.8	0.2	—	1.0

(a) Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.

Rio Tinto Brasil Limitada

Total production at Morro do Ouro (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)
Morro do Ouro mine
Ore treated (’000 tonnes)	4,692	4,722	4,406	4,544	4,530	18,364
Average ore grade: gold (g/t)	0.48	0.49	0.55	0.48	0.44	0.50
Refined gold produced (’000 ounces)	55	59	59	52	49	225

Gold production was below the 2002 average due to mining in a lower grade area of the pit.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Patchway mine (a)
Ore treated (’000 tonnes)	23	21	24	15	19	84
Average ore grade: gold (g/t)	4.41	3.47	2.53	2.01	2.17	3.19
Total gold produced (’000 ounces)	3	2	2	1	1	7
Renco mine
Ore treated (’000 tonnes)	61	65	63	65	49	253
Average ore grade: gold (g/t)	5.03	4.68	3.95	3.46	3.80	4.27
Total gold produced (’000 ounces)	8	9	7	7	5	31
Total Rio Tinto Zimbabwe

Total gold produced (’000 ounces)	11	11	9	8	6	38

(a) Includes low grade material.

RIO TINTO QUARTERLY PRODUCTION	Page 15

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

COPPER & GOLD (continued)

Somincor

Total production at Neves Corvo (Rio Tinto 49%) in Portugal.

(100% basis)
Neves Corvo mine
Total ore treated (’000 tonnes) (a)	453	475	406	423	425	1,756
of which, treated to extract tin (’000 tonnes)	8	7	—	2	—	16
Average ore grades:
Copper (%)	4.85	5.26	4.87	5.23	6.00	5.06
Tin (%)	4.52	2.09	—	2.87	—	3.31
Copper production:
Copper concentrates produced (’000 tonnes)	74.6	90.8	72.3	81.7	93.8	319.4
Copper concentrate grade: copper (%)	24.8	24.3	23.9	23.7	23.9	24.2
Copper in concentrates produced (’000 tonnes)	18.5	22.1	17.3	19.4	22.4	77.2
Tin production:
Tin concentrates produced (’000 tonnes)	0.4	0.1	—	0.0	—	0.6
Tin concentrate grade: tin (%)	62.2	60.5	—	72.9	—	62.4
Tin in concentrates produced (’000 tonnes)	0.3	0.1	—	0.0	—	0.3
(a) Total ore treated for both copper and tin production.

No tin ores were treated during the first quarter of 2003. Tin production is forecast to resume in the second quarter.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 100% (a)) in Western Australia.

(100% basis)
Ore processed (’000 tonnes):
AK1 ore	2,501	2,519	2,558	2,525	2,509	10,103
Alluvial ore	882	780	851	348	—	2,862

Total ore processed	3,383	3,299	3,409	2,873	2,509	12,965

Diamonds produced (’000 carats):
AK1	5,878	8,241	8,599	9,482	6,909	32,200
Alluvial	277	174	414	455	—	1,319

Total produced	6,155	8,415	9,013	9,936	6,909	33,519

(a) Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following thepurchase of the outstanding units in the Western Australian Diamond Trust.

Ore processed from the AK1 pit was in line with previous quarters, while carats produced reflected lower ore grade from the northern areas of the pit, in accordance with mining schedules. Production from the alluvial mining areas ceased in the fourth quarter of 2002.

Diavik Diamonds

Total production from mining operations at Diavik Diamonds (Rio Tinto 60% ) in the Northwest Territories, Canada.

Ore processed (’000 tonnes)	—	—	—	—	202	—
Diamonds recovered (’000 carats)	—	—	—	—	411	—

Diavik commenced mining and processing ore on a commissioning basis in December 2002. Ore processed during the first quarter of 2003 represented approximately 40% of design capacity. The diamonds recovered for the first quarter reflect the lower grades encountered in the contact zone at the top of the kimberlite ore body where it interfaces with the lake bottom overburden. It is expected that the ore grades will continue to be influenced by this contact zone for several more months before mining moves deeper into the more competent kimberlite ore.

Merlin

Total production from the Merlin mine (Rio Tinto 100%) in the Northern Territory, Australia.

Ore processed (’000 tonnes)	191	195	184	217	204	787
Diamonds recovered (’000 carats)	34	22	33	28	—	117

Ore processed was in line with previous quarters. There was no diamond recovery from concentrates due to the curtailment of sorting activities at the Belmont, Perth facility. Stockpiled Merlin concentrates and concentrates produced until mine closure in June 2003 will be processed at Argyle.

RIO TINTO QUARTERLY PRODUCTION	Page 16

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OPERATIONAL DATA

	1Q 2002	2Q 2002	3Q 2002	4Q 2002	1Q 2003	FULL YEAR 2002

IRON ORE

Hamersley Iron

Total production and shipments for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%); all in Western Australia.

(100% basis)
Saleable iron ore produced (’000 tonnes):
Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina and Brockman	14,653	14,078	15,711	13,121	13,616	57,563
Channar	2,528	2,409	2,423	3,233	2,832	10,594

Total production	17,181	16,487	18,134	16,354	16,448	68,157

Total shipments (’000 tonnes)	13,179	16,984	19,284	19,029	17,762	68,475

Production in the first quarter of 2003 was 16.4 million tonnes, 4% lower than the record first quarter experienced in 2002, due mainly to adverse weather conditions. First quarter shipments were up 35% to a record 17.8 million tonnes (16% above the previous first quarter record of 15.3 million tonnes set in 2001). Robust demand was experienced for all products, with a very strong increase in lump shipments reflecting strong conditions in the iron and steel industry.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 58.7%(a)) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)
Carol Lake operations
Saleable production:
Concentrates (’000 tonnes)	589	1,568	532	494	272	3,183
Pellets (’000 tonnes)	2,647	2,334	1,778	2,816	2,820	9,575
Shipments:
Concentrate (’000 tonnes)	704	869	973	605	290	3,151
Pellets (’000 tonnes)	1,370	3,094	3,612	3,461	1,963	11,537

(a) Rio Tinto increased its shareholding in IOC from 56.1% to 58.7% on 20 December 2002.

First quarter concentrate production was adversely affected by commissioning of the new control system on the automatic train operation and lower weight recovery. Pellet production was near record level in the quarter. First quarter 2003 pellet shipments were 43% above the equivalent quarter of 2002 due to stronger demand from all regions.

Rio Tinto Brasil

Total production at Corumbá (Rio Tinto 100%) in Mato Grosso do Sul, Brazil.

Corumbá mine
Total iron ore production (’000 tonnes) (a)	104	201	282	271	221	858

(a) Production includes by-product fines.

Production was double that of the corresponding quarter in 2002 and just above the quarterly average for the full 2002 year. This was despite the seasonal low river level early in the year which restricts shipping.

Robe River Iron Associates

Total production and shipments from Robe River Iron Associates operations (Rio Tinto 53%) in Western Australia.

(100% basis)
Pannawonica mine
Saleable production (’000 tonnes)	8,206	6,275	8,186	8,639	8,055	31,306
Sales (’000 tonnes)	8,334	7,179	8,848	7,612	7,054	31,973
West Angelas mine
Saleable production (’000 tonnes)	129	680	1,898	1,847	2,917	4,554
Sales (’000 tonnes)	—	131	1,777	1,532	2,908	3,440

Shipments of Robe River iron ore from the Pannawonica mine were down 7% on the previous quarter and 15% down compared with the first quarter of 2002. Sales to Japanese customers were lower in the first quarter of 2003 as a result of timing issues relate to the Japanese fiscal year (April – March). Demand for West Angelas ore is very strong, with widespread market acceptance and positive feedback from customers regarding sinter plant and blast furnace performance.

RIO TINTO QUARTERLY PRODUCTION	Page 17

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OPERATIONAL DATA

	1Q 2002	2Q 2002	3Q 2002	4Q 2002	1Q 2003	FULL YEAR 2002

NICKEL

Rio Tinto Brasil
Total nickel in matte production at the Fortaleza (Rio Tinto 100%) in Brazil.

Fortaleza mine
Production (tonnes)	2,063	1,290	510	2,410	2,619	6,273

Nickel production in the first quarter of 2003 was 67% above the 2002 quarterly average as the plant had an uninterrupted three months production run with high grade ores.

Rio Tinto Zimbabwe
Toll refined metal production at the Empress Nickel (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Empress Nickel refinery
Production (tonnes)	1,683	1,489	1,761	1,479	1,078	6,412

SALT

Dampier Salt
Total production of salt from Dampier, Lake MacLeod and Port Hedland (Rio Tinto 64.9%) in Western Australia.

(100% basis)
Salt production (’000 tonnes)	1,699	1,671	1,883	1,933	1,493	7,186

Salt production in the first quarter of 2003 was lower than in 2002 mainlybecause of scheduled maintenance at Dampier that was timed to fit in with first quarter shipping requirements.

TALC

The Luzenac Group
Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).

(100% basis)
Talc production (’000 tonnes)	323	347	341	318	358	1,328

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium
Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.

(Rio Tinto share)
Titanium dioxide feedstock production (’000 tonnes)	328	318	309	319	290	1,274

Titanium dioxide feedstock production in the first quarter of 2003 was below the first quarter of 2002 as production was curtailed in line with market demand.

RIO TINTO QUARTERLY PRODUCTION	Page 18

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OPERATIONAL DATA

						FULL
	1Q	2Q	3Q	4Q	1Q	YEAR
	2002	2002	2002	2002	2003	2002

URANIUM

Energy Resources of Australia Ltd
Total uranium production at Ranger (Rio Tinto 68.4%) in the Northern Territory, Australia.

(100% basis)
Ranger mine
Production (tonnes U3O8)	951	977	1,130	1,428	1,256	4,486

Rössing Uranium Ltd
Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.

(100% basis)
Production (tonnes U3O8)	743	675	846	488	20	2,751

The Rössing plant did not operate during the first quarter of 2003 while a new coarse tailings conveyor was installed. The plant has now restarted. During the first quarter, shipments and sales were made from stock as planned.

ZINC

Zinkgruvan Mining AB
Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.

Ore treated (’000 tonnes)	197	188	188	163	167	735
Average ore grades:
Zinc (%)	6.2	6.1	8.0	8.6	9.5	7.2
Lead (%)	2.8	3.0	5.3	4.2	4.3	3.8
Silver (g/t)	71	69	119	104	99	90
Production of zinc concentrate (’000 tonnes)	20.0	18.9	24.6	23.3	26.3	86.8
Production of lead concentrate (’000 tonnes)	7.2	7.2	13.1	8.5	9.1	36.0

Production of metal in concentrates:
Zinc (’000 tonnes)	11.1	10.4	13.6	12.9	14.7	48.0
Lead (’000 tonnes)	4.7	4.9	9.2	6.0	6.2	24.7
Silver (’000 ounces)	324	302	545	383	363	1,554

Zinc production in the first quarter of 2003 was higher than in all quarters of 2002, reflecting the higher zinc grade, but was constrained by problems handling oversized boulders and low availability of production drill rigs.

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EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the quarter ending 31 March 2003 was US$28 million compared with US$24 million in the comparable quarter of 2002.

Ongoing Programmes

Country	Commodity	Programme Summary

Peru	Copper	Exploration drilling continued at the Marcona copper project in Peru.
USA	Copper	The current drilling programme was completed at the Resolution deep porphyry copper project in Arizona.
Iran	Gold	Exploration and metallurgical test work continued at the Dashkasan gold project.
Turkey	Gold	Drilling continued at the Cöpler gold project in Turkey.
Africa	Diamonds	Drilling was completed on kimberlite targets in the south of Botswana. Drilling was completed at the Aredor project in Guinea to test a number of kimberlite targets.
Canada	Diamonds	Exploration continued on kimberlite targets in Ontario, Nunavut and on Brodeur Peninsula.
India	Diamonds	Exploration continued on granted reconnaissance permits in Andhra and Madhya Pradesh, Karnataka and Chhattisgarh.
Guinea	Iron Ore	Evaluation work continued at the Simandou haematite project. A Convention was signed with the Government of Guinea to cover conditions for future possible development of the deposit.

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		Page

Gold (continued)

Lihir	Papua New Guinea	13
Morro do Ouro	Brazil	15
Northparkes	Australia	14
Peak	Australia	15
Rio Tinto Zimbabwe:		15
– Patchway	Zimbabwe	15
– Renco	Zimbabwe	15

Iron Ore

Corumbá	Brazil	17
Hamersley:	Australia	17
– Brockman	Australia	17
– Channar	Australia	17
– Marandoo	Australia	17
– Mt Tom Price	Australia	17
– Paraburdoo	Australia	17
– Yandicoogina	Australia	17
Iron Ore Company of Canada	Canada	17
Robe River	Australia	17

Lead/Zinc

Kennecott Minerals:	US	12
– Greens Creek	US	12
Zinkgruvan	Sweden	19

Molybdenum

Bingham Canyon	US	13

Nickel

Empress refinery	Zimbabwe	18
Fortaleza	Brazil	18

Salt

Dampier Salt	Australia	18

Silver

Bingham Canyon	US	13
Escondida	Chile	10
Grasberg	Indonesia	11
Greens Creek	US	12
Zinkgruvan	Sweden	19

Talc
Luzenac	Australia/Europe/
	US/Canada	18

Tin

Neves Corvo	Portugal	16

Titanium dioxide feedstock

QIT mine and smelter	Canada	18
Richards Bay Minerals mine and smelter	South Africa	18

Uranium

Energy Resources of Australia	Australia	19
– Ranger	Australia	19
Rössing	Namibia	19

RIO TINTO QUARTERLY PRODUCTION	Page 21